UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 3)*
Under the Securities Exchange Act of 1934
El Paso Pipeline Partners, L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)
2837021086

(CUSIP Number)
Robert W. Baker
El Paso Building
1001 Louisiana Street
Houston, Texas 77002
(713) 420-2600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	2837021086	Page	2	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		88,400,059 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

88,400,059 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

88,400,059 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 49.9%

14	TYPE OF REPORTING PERSON

HC; CO

CUSIP No.	2837021086	Page	3	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Pipeline Holding Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		88,400,059 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

88,400,059 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

88,400,059 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 49.9%

14	TYPE OF REPORTING PERSON

HC; OO – limited liability company

CUSIP No.	2837021086	Page	4	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Pipeline GP Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER*

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	HC; OO – limited liability company
* El Paso Pipeline GP Company, L.L.C., the sole general partner of El Paso Pipeline Partners, L.P., owns 3,615,578 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in El Paso Pipeline Partners, L.P.

CUSIP No.	2837021086	Page	5	of	11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) El Paso Pipeline LP Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		88,400,059 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

88,400,059 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

88,400,059 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 49.9%

14	TYPE OF REPORTING PERSON

HC; OO – limited liability company

THIS AMENDMENT NO. 3 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON DECEMBER 3, 2007, AS AMENDED BY THE SCHEDULE 13D/A FILED WITH THE COMMISSION ON OCTOBER 14, 2008, AS FURTHER AMENDED BY THE SCHEDULE 13D/A FILED WITH THE COMMISSION ON APRIL 7, 2010. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS: ITEM 2(a), ITEM 4, ITEM 5 AND SCHEDULE 1 ARE AMENDED AND RESTATED IN THEIR ENTIRETY AND THE INFORMATION PREVIOUSLY PROVIDED UNDER ITEM 3 IS SUPPLEMENTED HEREBY.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by (i) El Paso Corporation, a Delaware corporation (“El Paso”), (ii) El Paso Pipeline Holding Company, L.L.C., a Delaware limited liability company (“Holdco”) (iii) El Paso Pipeline GP Company, L.L.C., a Delaware limited liability company (the “General Partner”) and (iv) El Paso Pipeline LP Holdings, L.L.C., a Delaware limited liability company (“Holdings” and, together with El Paso, Holdco and the General Partner, collectively, the “Reporting Persons”).
     El Paso owns directly or indirectly 100% of each of Holdco, El Paso Pipeline Corporation, a Delaware corporation, the General Partner and Holdings. El Paso Pipeline Corporation owns 1% of the outstanding member interests in Holdco. Holdco is the sole member of each of the General Partner and Holdings. Holdings is a limited partner of the Issuer with a 48.9% limited partner interest. The General Partner is the sole general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     All of the Issuer’s 27,727,411 subordinated units converted, for no additional consideration, into common units on a one-for-one basis on February 15, 2011 upon satisfaction of certain financial tests for termination of the subordination period set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated November 21, 2007 (the “Partnership Agreement”).
     References to, and descriptions of, the Partnership Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 28, 2007 (File No. 001-33825), as amended by Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated July 28, 2008 filed as Exhibit 4.A to the Issuer’s Current Report on Form 8-K, filed with the Commission on July 28, 2008 (File No. 001-33825).
Item 4. Purpose of Transaction
     The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions depending on the Issuer’s business, prospects and financial condition, the market for the common units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) All of the Issuer’s 27,727,411 subordinated units converted into common units, for no additional consideration, on a one-for-one basis on February 15, 2011 upon satisfaction of certain financial tests for termination of the subordination period set forth in the Partnership Agreement. The Issuer may grant unit options, restricted units, phantom units, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards to employees, consultants, officers and directors of the General Partner and its affiliates who provide services to the Issuer, pursuant to the El Paso Pipeline GP Company, L.L.C. Long-Term Incentive Plan (the “Plan”)

adopted by the General Partner. The General Partner may acquire common units to deliver pursuant to the Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.
     (b) None.
     (c) None.
     (d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by El Paso. Some of El Paso’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its ownership in the General Partner, El Paso has the right to elect the General Partner’s entire board of directors. The Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.
     (e) Certain Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of changing the present capitalization or dividend policy of the Issuer.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
     References to, and descriptions of, the Partnership Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on November 28, 2007 (File No. 001-33825), as amended by Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated July 28, 2008 filed as Exhibit 4.A to the Issuer’s Current Report on Form 8-K, filed with the Commission on July 28, 2008 (File No. 001-33825).
Item 5. Interest in Securities of the Issuer
     (a) (1) El Paso, as the indirect 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 88,400,059 common units held of record by Holdings, which based on there being 177,167,863 common units outstanding as of February 23, 2011, represents approximately 49.9% of the outstanding common units. El Paso, as the indirect 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 3,615,578 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.

          (2) Holdco, as the 100% owner of Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 88,400,059 common units held of record by Holdings, which based on there being 177,167,863 common units outstanding as of February 23, 2011, represents approximately 49.9% of the outstanding common units. Holdco, as the 100% owner of the General Partner, may, pursuant to Rule 13d-3, be deemed to beneficially own the 3,615,578 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (3) The General Partner, as the sole general partner of the Issuer, does not beneficially own any common units of the Issuer. However, the General Partner does own 3,615,578 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (4) Holdings is the record and beneficial owner of 88,400,059 common units, which based on there being 177,167,863 common units outstanding as of February 23, 2011, represents approximately 49.9% of the outstanding common units.
          (5) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in Item 3 above, Schedule 1 or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the common units during the past 60 days.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 24, 2011

El Paso Corporation
By:	/s/ Robert W. Baker
	Name:	Robert W. Baker
	Title:	Executive Vice President and General Counsel

El Paso Pipeline Holding Company, L.L.C.
By:	/s/ Robert W. Baker
	Name:	Robert W. Baker
	Title:	Executive Vice President and General Counsel

El Paso Pipeline GP Company, L.L.C.
By:	/s/ Robert W. Baker
	Name:	Robert W. Baker
	Title:	Executive Vice President and General Counsel

El Paso Pipeline LP Holdings, L.L.C.
By:	El Paso Pipeline Holding Company, L.L.C., its sole member

By:	/s/ Robert W. Baker
	Name:	Robert W. Baker
	Title:	Executive Vice President and General Counsel

Schedule 1
Executive Officers of El Paso Corporation
Douglas L. Foshee
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman, President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 25,000 common units (less than 1%)
John R. Sult
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Executive Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 10,000 common units (less than 1%)
D. Mark Leland
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Executive Vice President and President of Midstream
Citizenship: USA
Amount Beneficially Owned: 13,200 common units (less than 1%)
Susan B. Ortenstone
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Executive Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Robert W. Baker
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Executive Vice President and General Counsel
Citizenship: USA
Amount Beneficially Owned: 5,000 common units (less than 1%)
James C. Yardley
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Executive Vice President, Pipeline Group and President and Chief Executive Officer of El
Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 10,000 common units (less than 1%)
Brent J. Smolik
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Executive Vice President and President of El Paso Exploration & Production Company
Citizenship: USA
Amount Beneficially Owned: 12,500 common units
Francis C. Olmstead III
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Vice President and Controller
Citizenship: USA
Amount Beneficially Owned: 100 common units
Dane E. Whitehead
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 0

James J. Cleary
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Member of Executive Committee
Citizenship: USA
Amount Beneficially Owned: 2,000 common units (less than 1%)
Board of Directors of El Paso Corporation
Juan Carlos Braniff
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Managing Partner Capital I Ltd. Partners
Citizenship: USA
Amount Beneficially Owned: 0
David W. Crane
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chief Executive Officer of NRG Energy, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Douglas L. Foshee
(see above)
Robert W. Goldman
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Financial Consultant
Citizenship: USA
Amount Beneficially Owned: 5,000 common units
Anthony W. Hall, Jr.
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chief Administrative Officer, City of Houston, Texas
Citizenship: USA
Amount Beneficially Owned: 0
Thomas R. Hix
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 10,000 common units
Ferrell P. McClean
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 9,000 common units
Timothy J. Probert
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President, Halliburton
Amount Beneficially Owned: 0

Steven J. Shapiro
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Business Consultant
Citizenship: USA
Amount Beneficially Owned: 6,000 common units
J. Michael Talbert
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of the Board, Transocean Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Robert F. Vagt
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President, Davidson College
Citizenship: USA
Amount Beneficially Owned: 0
John L. Whitmire
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of the Board, CONSOL Energy, Inc.
Citizenship: USA
Amount Beneficially Owned: 25,000 common units
Executive Officers and Directors of El Paso Pipeline Corporation
Marguerite Woung-Chapman
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: President and Chief Executive Officer; Vice President and Corporate
Secretary of El Paso Pipeline GP Company, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 200 common units
Robert W. Baker
(see above)
Susan B. Ortenstone
(see above)
John R. Sult
(see above)
Executive Officers and Directors of El Paso Pipeline Holding Company, L.L.C.
See above for information regarding the executive officers and directors of El Paso Corporation and El Paso Pipeline Corporation, the members of El Paso Pipeline Holding Company, L.L.C.
Members of El Paso Pipeline Holding Company, L.L.C.
See above for information regarding the executive officers and directors of El Paso Corporation and El Paso Pipeline Corporation, the members of El Paso Pipeline Holding Company, L.L.C.

Executive Officers and Directors of El Paso Pipeline GP Company, L.L.C.
James C. Yardley
(see above)
Robert W. Baker
(see above)
Susan B. Ortenstone
(see above)
John R. Sult
(see above)
Marguerite Woung-Chapman
(see above)
Rosa P. Jackson
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Vice President and Controller
Citizenship: USA
Amount Beneficially Owned: 500 common units
James J. Cleary
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 2,000 common units (less than 1%)
Daniel B. Martin
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Norman G. Holmes
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Senior Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Douglas L. Foshee
(see above)
Ronald L. Kuehn, Jr.
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Chairman of the Board
Citizenship: USA
Amount Beneficially Owned: 68,865 common units
D. Mark Leland
(see above)
Arthur C. Reichstetter
Address: c/o El Paso Corporation, El Paso Building, 1001 Louisiana Street, Houston, Texas 77002
Principal Occupation: Managing Private Investments
Citizenship: USA
Amount Beneficially Owned: 108,865 common units (less than 1%)

William A. Smith
Address: c/o Galway Group, L.P., 3050 Post Oak Blvd., Suite 1300, Houston, Texas 77056
Principal Occupation: Managing Director and Partner in Galway Group, L.P.
Citizenship: USA
Amount Beneficially Owned: 8,970 common units (less than 1%)
Members of El Paso Pipeline GP Company, L.L.C.
See above for information regarding the executive officers and directors of El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline GP Company, L.L.C.
Executive Officers and Directors of El Paso Pipeline LP Holdings, L.L.C.
See above for information regarding the executive officers and directors of El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline LP Holdings, L.L.C.
Members of El Paso Pipeline LP Holdings, L.L.C.
See above for information regarding the executive officers and directors of El Paso Pipeline Holding Company, L.L.C., the sole member of El Paso Pipeline LP Holdings, L.L.C.